Exhibit 4.12

DECEMBER 2013

REED ELSEVIER GROUP PLC

NICHOLAS LUFF

SERVICE AGREEMENT

THIS AGREEMENT is made on 6 January 2014

BETWEEN

(1)	REED ELSEVIER GROUP PLC a company which has its registered office at 1-3 Strand, London, WC2N 5JR (the Company); and

(2)	NICHOLAS LUFF of 1-3 Strand, London WC2N 5JR (the Employee).

IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement the following expressions have the following meanings:

Board means the board of directors of the Company or a duly constituted committee of the board of directors;

Confidential Information means any confidential information relating to the Company, or any Group Company received or acquired by the Employee from the Company or any Group Company in pursuance of his duties under this Agreement;

Effective Date means such date as may be agreed between the parties, being no later than three weeks after your employment with your prior employer, Centrica pic, ceases (and in any event no later than 15 December 2014);

Employment means the Employee’s employment in accordance with the terms and conditions of this Agreement;

Group Company means PLC, NV (each as defined in clause 2.1), Elsevier Reed Finance BV, the Company, any holding company, any associated company and any subsidiary of any of the above companies, and Group shall be construed accordingly;

Long-Term Incentive Plans means such share or share-related plans as the Company has in place from time to time pursuant to which performance is measured or vesting occurs over more than one financial year of the Group, including without limitation the Reed Elsevier Group pic Executive Share Option Scheme 2013, the Reed Elsevier Group pic Long-Term Incentive Plan 2013, the Reed Elsevier Group pic Bonus Investment Plan 2010 and any new multi-year plans;

Recognised Investment Exchange has the meaning given to it by section 285 of the Financial Services and Markets Act 2000;

Remuneration Committee means the remuneration committee of the board of directors of the Company;

Shares means an ordinary share in PLC and/or an ordinary share in NV or shares representing those shares following any capital reorganisation;

Side-letter means the side-letter between the Company and the Employee, dated on the same date as this Agreement, setting out the terms on which the Employee will participate in one-off incentive arrangements to compensate him for incentives with his prior employer that have been forfeited as a result of agreeing to become employed by the Company;

Termination Date means the date of termination of the Employment; and

Working Hours has the meaning given in clause 3.2.

2.	TERM AND JOB DESCRIPTION

2.1 This letter sets out the terms and conditions of the Employee’s employment with the Company as Chief Financial Officer. The Employee shall be an executive director of the Company, of Reed Elsevier PLC (PLC) and of Reed Elsevier NV (NV).

2.2 The Employment will begin on the Effective Date. The Employee agrees to use his reasonable endeavours to secure an early release from his employment with his prior employer, Centrica plc. so that the Effective Date is as soon as reasonably practicable after the date of this Agreement.

2.3 The Employee’s period of continuous employment for statutory purposes will also begin on the Effective Date.

2.4 Subject to clause 20, the Employment will continue until terminated by either party giving to the other 12 months’ written notice.

3.	DUTIES

3.1 During the Employment, the Employee will:

(a)	diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board commensurate with his position, whether such duties or powers relate to the Company or any other Group Company;

(b)	use his best endeavours to ensure that the Group complies with the provisions of the Governing Agreement between PLC and NV dated 14 February 2012;

(c)	comply with all applicable laws and regulations and with all directions lawfully and properly given to him by the Boards of the Company, PLC and NV and of their respective shareholders;

(d)

unless prevented by sickness, injury or other incapacity, devote the whole of his time, attention and abilities during his Working Hours to the business of the Company or any other Group Company for which he is required to perform duties; and

(e)	promptly provide the Board with all such information as it may require in connection with the business or affairs of the Company and of any other Group Company for which he is required to perform duties.

3.2 The Employee’s Working Hours shall be such hours as are required in the proper performance of his duties.

3.3 The Employee agrees, in accordance with Regulation 5 of the Working Time Regulations 1998 (the Regulations), that the provisions of Regulation 4(1) do not apply to the Employee, and that the Employee shall give the Company three months’ notice in writing if he wishes Regulation 4(1) to apply to him.

3.4 The Employee’s normal place of work is the Company’s principal UK office from time to time.

3.5 The Employee agrees to travel and work (both within and outside the United Kingdom) as may be required for the proper performance of his duties under the Employment.

4.	SALARY

4.1 From the Effective Date, the Employee’s salary under the Employment is

£650,000 per annum (less any required deductions). Salaries are subject to annual review. The Employee’s first salary review following the Effective Date will be on or about 1 January 2015. No salary review will be undertaken after notice has been given by either party to terminate the Employment. The Company is under no obligation to increase the Employee’s salary following a salary review, but will not decrease it.

4.2 The Employee’s salary will accrue on a daily basis, and will be payable in arrears in equal monthly instalments.

4.3 The Employee’s salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

4.4 The Employee agrees that, pursuant to Part II of the Employment Rights Act

1996, the Company has the right to deduct from his salary and/or bonus any amount owed to the Company or any Group Company by the Employee.

5.	BONUS

5.1 The Employee shall be eligible to participate in the Company’s Annual Incentive Plan applicable to senior executives (or such replacement bonus arrangements as may from time to time apply) subject to and in accordance with the rules governing such plan as approved by the Remuneration Committee, including the right of the Remuneration Committee to make adjustments to performance measures as it considers appropriate to take account of any factors that are relevant in the opinion of the Remuneration Committee. Unless determined otherwise by the Remuneration Committee, the Employee’s annual target bonus opportunity shall be

100% of salary paid by the Company to the Employee during the relevant year.

5.2 For the avoidance of doubt, bonus entitlement in respect of 2014 will not be pro-rated to reflect the Employee’s actual service during the Company’s financial year ending 31 December 2014. However, any bonus payable in respect of 2014 will be reduced on a pound for pound basis by the amount of any bonus paid in respect of 2014 (or any part of it) by his prior employer, Centrica plc.

5.3 Any entitlement of the Employee in respect of bonus on termination of the Employment shall be determined subject to and in accordance with the rules governing the Annual Incentive Plan and the discretion of the Remuneration Committee.

6.	EXPENSES

The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by the Employee in the course of his Employment subject to production of receipts or other appropriate evidence of payment.

7.	TAX RETURNS

7.1 The Company’s tax consultants (currently PricewaterhouseCoopers) will support the Employee, and the Company will reimburse him for reasonable (as determined from time to time by the Remuneration Committee) tax filing costs insofar as, and limited to the extent that, such filings relate directly to income received from the Employment. The Employee will however be responsible for meeting all tax and employee social security liabilities payable in respect of his remuneration, subject, where applicable, to the PAYE system.

7.2 The Employee acknowledges that any tax advisory services received by the Employee in accordance with this clause 7 may give rise to a taxable benefit, and the Employee will be liable for any tax arising on such benefit.

8.	CAR ALLOWANCE

During the Employment, the Employee will be entitled to a car allowance of an amount stipulated in accordance with the Company’s policy from time to time in force. At the Effective Date, the annual car allowance applicable to the Employee is £12,500 (less required deductions). For the avoidance of doubt, car allowance does not form part of the Employee’s salary and is non-pensionable.

9.	PENSION AND LIFE ASSURANCE

9.1 The Employee shall not be eligible to participate in any pension schemes or plans provided to directors, senior executives or employees of any Group Company. In these circumstances and at the Remuneration Committee’s discretion, during the Employment the Company will pay the Employee a cash allowance equal to 30% of the Employee’s salary directly to the Employee, subject to such deductions as are

Required by law (the Pensions Allowance). The Pensions Allowance will be paid in arrears in equal monthly instalments. For the avoidance of doubt, the Pensions Allowance does not form part of the Employee’s salary.

9.2 During the Employment, the Employee will be covered for Life Assurance of 4 times salary at the date of death. Life Assurance is provided through an external insurer and is subject to medical evidence for cover in excess of the free cover limit of £1,250,000. The Employee will only be covered for full Life Assurance once the Reed Elsevier Pensions Office is notified that underwriting has been completed and the terms accepted. Until this process is completed, the Employee will be covered for a maximum of £1,250,000.

10.	MEDICAL INSURANCE

During the Employment, at the Remuneration Committee’s discretion, the Company will pay for the benefit of the Employee, his partner and dependent children subscriptions to the Company’s UK private medical expenses insurance arrangements on the scale determined by the Remuneration Committee to be appropriate.

11.	HOLIDAY

11.1 The Employee is entitled to 25 working days’ paid holiday per calendar year during his Employment (plus bank and public holidays in England), to be taken at a time or times convenient to the Company. The right to paid holiday will accrue pro-rata during each calendar year of the Employment and, where the Employment starts part-way through a calendar year, the Employee’s holiday entitlement will be calculated on a pro-rata basis. Unused holiday may not be carried forward from one calendar year to another (unless agreed by the Company’s Chief Executive Officer).

11.2 On termination of the Employment, the Employee’s entitlement to accrued holiday pay shall be calculated on a pro-rata basis (which calculation shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Employee’s salary). If the Employee has taken more working days’ paid holiday than his accrued entitlement, the Company is authorised to deduct the appropriate amount from his final salary instalment (which deduction shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Employee’s salary).

12.	LONG-TERM INCENTIVE PLANS

Bonus Investment Plan

12.1 The Employee will be eligible to participate in the Reed Elsevier Group pic Bonus Investment Plan 2010 (the BIP), subject to and in accordance with the rules of the BIP in force from time to time. The Employee’s maximum investment opportunity for 2014 will be an amount equal to 100% of his target bonus opportunity net of tax. The Employee’s eligibility to participate in future cycles of the BIP is contingent upon the discretionary approval of the Remuneration Committee.

Long-Term Incentive Plan

12.2 The Employee will be eligible to participate in the Reed Elsevier Group plc. Long-Term Incentive Plan 2013 (the LTIP), subject to and in accordance with the rules of the LTIP in force from time to time. The Employee’s award with respect to the 2014-2016 cycle of the LTIP will be in respect of PLC and NV Shares with a market value at the date of grant of the award equal to 200% of salary. The Employee’s eligibility to participate in future cycles of the LTIP is contingent upon the discretionary approval of the Remuneration Committee.

Share Option Plan

12.3 The Employee will be eligible to participate in the Reed Elsevier Group pic Executive Share Option Scheme 2013 (the ESOS), subject to and in accordance with the rules of the ESOS in force from time to time. The Employee’s award with respect to the 2014-2016 cycle of the ESOS will be in respect of PLC and NV Shares with a market value at the date of grant of the award equal to 200% of salary. The Employee’s eligibility to participate in future cycles of the ESOS is contingent upon the discretionary approval of the Remuneration Committee.

12.4 The Employee acknowledges that his participation in any Long-Term Incentive Plan and his rights with respect to options or awards granted under any such plan, are governed by the terms of the relevant plan rules. The Employee further acknowledges that:

(i)	should he breach any of his obligations under clauses 22 or 23 of this Agreement, any gains realised by him from exercise or vesting of options or awards granted under any such Long-Term Incentive Plan may be subject to claw-back in accordance with the terms of the relevant plan rules; and

(ii)	if his employment ends because of, for example, the Employee’s resignation (other than in circumstances of constructive dismissal or circumstances that the Remuneration Committee determines in its discretion to constitute retirement) or his summary termination pursuant to clause 20.2, any rights he might otherwise have had to any options or awards under any such Long-Term Incentive Plan may be subject to lapse or forfeiture in accordance with the terms of the relevant plan rules.

12.5 The Employee will also participate in the one-off incentive arrangements to compensate him for forfeited entitlements as described in the Side-Letter, on the terms and conditions set out in the Side-Letter.

13.	SHAREHOLDING REQUIREMENT

The Employee agrees that he will have acquired, by no later than 31 December 2016, and will maintain for the balance of the Employment, an aggregate holding of Shares (which for this purpose shall include American Depositary Shares representing NV Shares or PLC Shares) with a market value of not less than 200% of his salary from Time to time. The Employee’s shareholding requirement is subject to review by the Remuneration Committee from time to time.

14.	SICKNESS AND OTHER INCAPACITY

Subject to the Employee’s compliance with the Company’s policy on notification and certification of periods of absence from work, the Employee will continue to be paid his full salary during any period of absence from work due to ill health, accident or other similar cause, up to a maximum of 180 days in aggregate in any period of 12 consecutive calendar months. Such payment will be inclusive of any statutory sick pay payable in accordance with applicable legislation in force at the time of absence. The Company may deduct from the Employee’s remuneration during any period of absence due to ill-health, accident or other similar cause the amount of any social security benefits he may be entitled to receive.

15.	OTHER INTERESTS

15.1 Subject to clause 15.2, during the Employment the Employee will not (without the Chairman’s prior written consent) be directly or indirectly engaged, interested or concerned in any business or occupation other than the businesses of the Group.

15.2 It is confirmed that at the date of this Agreement, consent has been given to the Employee in respect of the following business interests:

(a)	his non-executive directorship (including his role as audit committee chairman) with Lloyds Banking Group plc;

(b)	his directorship of Manor House Hotel (Castle Combe) Limited (on the basis that he will not be required to attend more than two board meetings per year); and

(c)	his interest of up to 25% in Clearwell Mobility Limited.

15.3 Notwithstanding clause 15.1, the Employee may hold for investment purposes an interest (as defined by sections 820-825 Companies Act 2006) of up to 5 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed on or dealt in a Recognised Investment Exchange.

16.	SHARE DEALING AND OTHER CODES OF CONDUCT

16.1 The Employee will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities. The Employee has agreed with the Company that his partner, Lesley Turner, will be treated as his “connected person” for all relevant purposes, including the Disclosure and Transparency Rules and the Model Code on dealings in securities. The Employee accordingly agrees to notify the Company of any dealings in PLC or NV Shares conducted by Ms Turner (and, where required, seek any necessary consent or clearance for dealing).

16.2 Without prejudice to the generality of clause 16.1, the Employee is bound by:

(a)	the Reed Elsevier Code for Securities Transactions;

(b)	the Reed Elsevier Code of Ethics and Business Conduct; and

(c)	the Company rules as they affect directors with regard to:

(i)	air travel;

(ii)	holidays and overseas visits;

(iii)	loans to directors;

(iv)	non-Executive directorships;

(v)	the Press;

(vi)	reimbursed expenses; and

such other rules as shall from time to time apply to the Employee as a director or otherwise, provided that none of these rules will have the effect of extending the circumstances in which the Employment may be terminated with immediate effect without compensation.

16.3 The Employee is required to observe Reed Elsevier (UK) Limited’s rules, practices and policies as set out in the policy section of the PeopleHub website as amended from time to time.

17.	INTELLECTUAL PROPERTY

It shall be part of the Employee’s normal duties or other duties specifically assigned to him (whether or not during normal working hours and whether or not performed at the Employee’s normal place of work) at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company with which he is concerned or for which he is responsible might be improved and might, as part of such duties, originate designs (whether registrable or not) or patentable work or other work in which copyright, database rights or trade mark rights (together Employee Works) may subsist. Accordingly:

(a)	the Employee shall forthwith disclose full details of any Employee Works in confidence to the Company and shall regard himself in relation to any Employee Works as a trustee for the Company;

(b)	all intellectual property rights in any Employee Works shall vest absolutely in the Company which shall be entitled, so far as the law permits, to the exclusive use thereof;

(c)

notwithstanding sub-clause 17(b) above, the Employee assigns to the Company all right, title and interest, present and future, anywhere in the world, in copyright and in any other intellectual property rights in respect of all Employee Works written, originated, conceived or made by the Employee (except only those Employee Works written, originated, conceived or made by the Employee wholly outside his normal working hours hereunder and wholly unconnected with the Employment) during the continuance of the Employment ;

(d)	the Employee hereby waives all moral rights as author under the Copyright Designs and Patents Act 1988 or any equivalent laws in respect of any Employee Works; and

(e)	the Employee agrees and undertakes that at any time during or after the termination of the Employment he will execute such deeds or documents and do all such acts and things as the Company may deem necessary or desirable to substantiate its rights in respect of the matters referred to above including for the purpose of obtaining letters patent or other privileges in all such countries as the Company may require.

18.	DISCIPLINARY AND GRIEVANCE PROCEDURES

18.1 If the Employee is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Chairman of the Board within 7 days of that decision. The Chairman’s decision shall be final.

18.2 If the Employee has any grievance in relation to the Employment he may raise it in writing with the Board whose decision shall be final.

19.	TERMINATION

19.1 Either party may terminate the Employment in accordance with clause 2.4.

19.2 The Company may terminate the Employment immediately and with no liability to make any further payment to the Employee (other than in respect of amounts accrued due at the date of termination) if the Employee:

(a)	commits any serious or persistent breach or non-observance of any provisions contained in this Agreement after (where the breach or non-observance in question is capable of cure) being provided with written notice and a reasonable opportunity to cure such breach or non-observance;

(b)	is guilty of any serious misconduct or wilful neglect in the discharge of the Employee’s executive duties;

(c)	is guilty of any act of dishonesty or any breach of his fiduciary duties as a Director of the Company, PLC or NV or of conduct which brings into disrepute or affects prejudicially the interests of the Group;

(d)	is convicted of any criminal offence (other than an offence which in the reasonable opinion of the Board does not affect his position as a Director of the Company);

(e)	is declared bankrupt or makes any arrangement with or for the benefit of his creditors or has an administration order made against him under the County Courts Act 1984; or

(f)	is disqualified from being a director in accordance with the provision of paragraph (a) of Article 80 of the Company’s Articles of Association or is disqualified for any reason from being a director of PLC or NV.

Following such termination, the Employee will not be entitled to any further payment under this Agreement, save in respect of salary for the period up to the date on which the Employment terminates.

19.3 The Company may also terminate the Employment by giving summary notice in writing to the Employee if (a) the Employee is unable properly and effectively to perform his duties under this Agreement by reason of ill health, accident or other similar cause for a period or periods aggregating not less than 180 days in any period of 12 consecutive calendar months or (b) the Employee is suffering from mental disorder and satisfies one of the relevant conditions specified in paragraph (c) of Article 80 of the Company’s Articles of Association causing the ipso facto vacation of his directorship, in which case the Employee will be entitled to be paid by way of compensation for termination of employment a sum equal to 12 months’ salary at the rate in force at the time such notice is given, plus any unpaid bonus then due to the Employee for any completed prior year of service. In addition, the Employee will be entitled to payment of 12 months’ Pensions Allowance. The treatment of vested and unvested options and unvested shares shall be governed by the terms of the relevant plan or, where relevant, the Side-Letter.

19.4 On termination of the Employment for whatever reason (and whether m breach of contract or otherwise) the Employee will:

(a)	immediately return any property or other materials or equipment, belonging to or controlled by the Company or any member of the Group which is in the Employee’s possession or under either his control or the control of a third party over which he has control;

(b)	immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should the Employee fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office; and

(c)	immediately pay to the Company or, as the case may be, any other Group Company all outstanding loans or other amounts due or owed to the Company or any Group Company. The Employee confirms that, should he fail to do so, the Company is to be treated as authorised to deduct from any amounts due or owed to the Employee by the Company (or any other Group Company) a sum equal to liquidated amounts due or owed by the Employee to the Company or any Group Company.

19.5 The Employee will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

20.	SUSPENSION AND GARDENING LEAVE

20.1 Where notice of termination has been served by either the Employee or the Company, the Company shall be under no obligation to provide work for or assign any duties to the Employee for the whole or any part of the relevant notice period and may require him:

(a)	not to attend any premises of the Company or any other Group Company; and/or

(b)	to resign with immediate effect from any offices he holds with the Company or any other Group Company (and any related trusteeships); and/or

(c)	to refrain from business contact with any customers, clients or employees of the Company or any Group Company; and/or

(d)	to take any holiday which has accrued under clause 11 during any period of suspension under this clause 20.1.

The provisions of clause 15.1 shall remain in full force and effect during any period of suspension under this clause 20.1. The Employee will also continue to be bound by duties of good faith and fidelity to the Company during any period of suspension under this clause 20.1.

Any suspension under this clause 201.1 shall be on full salary and benefits.

20.2 The Company may suspend the Employee from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of the Employee. Such suspension shall be on full salary and benefits (save that the Employee shall not be entitled to earn or be paid any bonus during any period of suspension, unless he is reinstated following such period of suspension).

21.	RESTRAINT ON ACTIVITIES OF CHIEF FINANCIAL OFFICER AND CONFIDENTIALITY

The Employee will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another’s advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any Confidential Information concerning the business or affairs of the Company or any Group Company or any of its or their customers.

The restrictions in this clause shall not apply:

(a)	to any disclosure of information which is already m the public domain otherwise than by breach of this Agreement;

(b)	To any disclosure of information which was known to, or in the possession of, the Employee prior to his receipt of such information from the Company or any Group Company whenever so received;

(c)	to any disclosure of information which has been conceived or generated by the Employee independently of any information or materials received or acquired by the Employee from the Company or any Group Company;

(d)	to any disclosure or use authorised by the Board or required by the Employment or by any applicable laws or regulations, including, without limitation, to any disclosure required for patent purposes provided that the Employee promptly notifies the Company when any such disclosure requirement arises to enable the Company to take such action as it deems necessary, including, without limitation, to seek an appropriate protective order and/or make known to the appropriate government or regulatory authority or court the proprietary nature of the Confidential Information and make any applicable claim of confidentiality with respect hereto;

(e)	so as to prevent the Employee from using his own personal skill, experience and knowledge in any business in which he may be lawfully engaged after the Employment is ended; or

(f)	to prevent the Employee from making a protected disclosure within the meaning of s43A of the Employment Rights Act 1996.

22.	POST-TERMINATION COVENANTS

22.1 The Employee will not during the 12-month period following the Termination Date directly or indirectly, on his own behalf or on behalf of or in conjunction with any person or any firm, company, or other entity, set up, join, become employed by, be engaged in, or provide any advice or services to, any enterprise (including, without limitation, any corporation, partnership, proprietorship, or other venture) which competes with:

(i)	any business of any Group Company with which he has been actively involved at any time during the 12-month period immediately preceding the Termination Date, or about which he has obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date; or

(ii)	any business that any Group Company can reasonably demonstrate was, at the Termination Date, being considered, being researched, or under development by any Group Company at any time during the 12- month period immediately preceding the Termination date (but only if the Employee obtained or knew confidential information about any such business at any time during the 12-month period immediately preceding the Termination Date).

22.2 The Employee agrees that the business of the Group is conducted nationwide and worldwide, that the geographic scope of the restriction set forth in clause 22.1 is

Therefore the United Kingdom and all countries in which any of the Group Companies do business, and that this geographic scope is both reasonable and necessary to protect one or more Group Companies from unfair competition.

22.3 The provisions of clause 22.1 shall not, at any time following the Termination Date, prevent the Employee from holding for investment purposes an interest (as defined by sections 820-825 Companies Act 2006) of up to 5 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed on or dealt in a Recognised Investment Exchange, provided that the company which issued the securities does not carry on a business which is similar to or competitive with any business for the time being carried on by any Group Company.

22.4 The Employee will not during the 12 month period following the Termination Date directly or indirectly, on his own behalf or on behalf of or in conjunction with any person or any firm, company, or other entity:

(i)	recruit, solicit, hire or entice away, or attempt to recruit, solicit, or entice away, any individual who was employed by the Company or any Group Company at any time during the 12-month period immediately preceding the Termination Date and with whom the Employee had contact or business dealings at any time during the course of his employment in the 12-month period immediately preceding the Termination Date;

(ii)	induce or solicit, or attempt to induce or solicit, any customer, supplier, distributor, licensee, licensor, author or other contributor, or other business relation of the Company or any Group Company with whom the Employee had contact or about whom he obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date, to cease doing business, in whole or in part, with the Company or any Group Company; or

(iii)	interfere with the relationship between, on the one hand, the Company or any Group Company and, on the other hand, any customer, supplier, distributor, licensee, licensor, author or other contributor, or other business relation of the Company or any Group Company, with whom the Employee had contact or about whom he obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date.

22.5 The period during which the restrictions referred to in clauses 22.1 and 22.4 shall apply following the Termination Date shall be reduced by the amount of time during which, if at all, the Employee is on garden leave pursuant to clause 20.

22.6 The Employee acknowledges and agrees that:

(a)	the restrictions contained in this clause 22 are reasonable (including, without limitation, with respect to the duration of the restrictive covenants, the geographic area, and the interests being protected by the restrictions); and

(b)	the Company has valid interests to protect pursuant to this clause 22 and the restrictions set forth in this clause 22 are reasonable and necessary to protect those interests.

22.7 Each of the restrictions in this clause is intended to be separate and severable. If any of the restrictions shall be held to be void but would be valid if part of their wording were deleted, such restriction shall apply with such deletion as may be necessary to make it valid or effective.

23.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts

(Rights of Third Parties) Act 1999 to enforce any of its terms.

24.	MISCELLANEOUS

24.1 This Agreement, together with any other documents referred to in this Agreement and the Side-Letter, constitute the entire agreement and understanding between the parties, and supersede all other agreements both oral and in writing between the Company and the Employee (other than those expressly referred to herein).

24.2 Any notice to be given under this Agreement to the Employee may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served at the expiration of 48 hours following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

24.3 Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof.

24.4 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

24.5 Any changes to this Agreement shall be evidenced in writing and signed by the Chairman of the Remuneration Committee.

24.6 During the Employment, the Employee will be fully indemnified by the Company and, in relation to services provided to them, by other companies in the Group, to the maximum extent permitted by law and to the extent provided by the Company’s Articles of Association (as amended from time to time) and the by-laws of any other company in the Group in relation to services provided to it, and the Employee will be covered (subject to and in accordance with the terms of the relevant arrangements) under all applicable directors and officers insurance in effect from time to time.

SIGNED as a DEED and DELIVERED by the EMPLOYEE

/s/ NL Luff

in the presence of:

Witness signature:	/s/ EUGENIA DUNN

Witness name:	EUGENIA DUNN

Witness occupation:	SOLICITOR OF ENGLAND AND WALES

SIGNED for and on behalf of the COMPANY	) )